Exhibit 12.1

ESTERLINE TECHNOLOGIES CORPORATION

(In thousands)

Statement of Computation of Ratio of Earnings to Fixed Charges

	2013	2012	2011	2010	2009
Earnings from continuing operations before income taxes	$197,849	$143,533	$158,482	$154,749	$118,334
Fixed charges [1]
Interest expense	39,667	46,238	40,216	33,181	28,689
Interest included in rental expense	6,060	5,958	5,166	4,611	5,299

Total Fixed Charges	$45,727	$52,196	$45,382	$37,792	$33,988

Earnings [2]	$243,576	$195,729	$203,864	$192,541	$152,322

Ratio of earnings available to cover fixed charges	5.3	3.7	4.5	5.1	4.5

[1]	Fixed charges consist of interest on indebtedness and amortization of debt issuance cost plus that portion of lease rental expense representative of the interest factor.

[2]	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.